Exhibit 4.6

ARTICLES OF AMENDMENT

OF

CROWN CASINO CORPORATION

I.

The name of the corporation is Crown Casino Corporation.

II.

The Articles of Incorporation of the Corporation shall be amended as follows:

Paragraph D of Article IV of the Articles of Incorporation shall be amended by deleting subdivisions (i) and (ii) thereof in their entirety and substituting therefor the following new subdivisions (i) and (ii):

"D.    Mandatory Divestiture.  (i)  Any person who beneficially owns, directly or indirectly, shares of any class of capital stock of the Corporation entitled to vote in elections of directors (hereinafter "Stock"), who is found by the Regulatory Authority (as hereinafter defined) to be unsuitable to hold the Corporation's Stock (hereinafter "Disqualified Holder") shall be required to divest a number of shares of Stock of the Corporation owned by such person in the manner provided for in subparagraph (ii) below.

(ii)    Within 45 days from the date on which the Corporation notifies in writing a Disqualified Holder that any Regulatory Authority has notified the Corporation that such Disqualified Holder has been found to be unsuitable to own Stock of the Corporation, such Disqualified Holder shall sell, transfer or otherwise dispose of such number of shares of Stock of the Corporation held by such Disqualified Holder as may be specified by the Corporation in such notice, to one or more third parties who are not "affiliates" or "associates" (as hereinafter defined) of such Disqualified Holder.  Such sale or disposition may be made by open market sales or privately negotiated transactions.  Following such 45-day period, the Corporation shall, for a period of 60 days, have the right, but not the obligation, to purchase all or any part of the Stock then owned by the Disqualified Holder at a price per share equal to the "Fair Market Value" (as hereinafter defined) of such stock, less 25%.  In the event that the Corporation exercises its right to purchase all or any portion of such Stock owned by such Disqualified Holder, the Corporation shall pay for such shares of Stock in cash and shall arrange to close such sale at the Corporation's principal executive offices within 30 days of delivering written notice to such Disqualified Holder that the Corporation intends to exercise its option to purchase all or a portion of such shares, specifying the number of shares to be purchased.  In the event that a Disqualified Holder fails to comply with the provisions of this subparagraph (ii) within the specified periods, such Disqualified Holder shall at the expiration of such periods, forfeit the right to vote or receive dividends on the shares of Stock held by such Disqualified Holder, and shall not be recognized as a stockholder of the Company for any purpose.

III.

The Amendments set forth in Article II of these Articles of Amendment were adopted by the shareholders of the Corporation on September 30, 1994.

IV.

On August 23, 1994, the record date for determining shareholders entitled to vote at the shareholders meeting, there were 9,635,625 shares of common stock outstanding and entitled to vote on each of the Amendments.

V.

The Amendments set forth in Article II hereof received the number of votes in favor of and opposed to its adoption indicated below:

Votes in Favor	Votes Opposed

5,438,833	8,171

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed by its President, a duly authorized officer of the Corporation on this 30th day of September, 1994.

Crown Casino Corporation By: /s/ Edward R.McMurphy Edward R. McMurphy President and Chief Executive Officer